UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of February 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On February 22, 2019, DBV Technologies S.A. announced that detailed results from its pivotal Phase III clinical trial evaluating the efficacy and safety of Viaskin Peanut for the treatment of peanut-allergic children 4 to 11 years of age were published in The Journal of the American Medical Association (“JAMA”). DBV Technologies S.A. prepared a presentation in connection with the results published in JAMA, which it intends to use in conferences and meetings with investors. Copies of the press release and the presentation are filed with this Report of Foreign Private Issuer on Form 6-K as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 22, 2019.

99.2	Presentation of DBV Technologies S.A. dated February 22, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: February 22, 2019	By:	/s/ David Schilansky
	Name:	David Schilansky
	Title:	Deputy Chief Executive Officer